SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of	) )
WGL HOLDINGS, INC.	)
WASHINGTON GAS LIGHT COMPANY	)	Certificate of
HAMPSHIRE GAS COMPANY	)	Notification
BRANDYWOOD ESTATES, INC.	)	Pursuant to Rule 24
CRAB RUN GAS COMPANY	)
WASHINGTON GAS RESOURCES CORP.	)	Transactions
PRIMARY INVESTORS, LLC	)	During Period
)
File No. 70-9653)		January 1, 2004
	)	through
(Public Utility Holding Company Act of 1935))		March 31, 2004

TO THE SECURITIES AND EXCHANGE COMMISSION:

This certification is filed in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and Securities and Exchange Commission (“the Commission”) Orders dated October 13, 2000 (HCAR No. 27253), November 13, 2000 (HCAR No. 27276) and May 24, 2001 (HCAR No. 27405). Those Orders authorized financing transactions that are described more fully in the Form U-1 Application, filed March 31, 2000, as amended by Forms U-1/A Application/Declaration, filed on July 7, 2000, October 13, 2000, February 13, 2001, April 26, 2001 and May 22, 2001. This Certificate of Notification (“Certificate”) provides financial information required by the aforementioned Orders covering the period January 1, 2004 through March 31, 2004. In addition, this Certificate includes certain information associated with the WGL Holdings, Inc. (“WGL Holdings” or “the Company”) Money Pool and certain investments in a wholly owned consumer-financing subsidiary.

Primary Investors, LLC was a participant in the original financing authorization. As of September 30, 2002, WGL Holdings transferred all of its interest in Primary Investors, LLC to its co-owner. Accordingly, WGL Holdings has no further ownership interest in Primary Investors, LLC, and there are no transactions to report between WGL Holdings and this entity.

The Company’s response to the terms and conditions of Rule 24 in this certification is as follows:

(a)	The sales of common stock by WGL Holdings and the purchase price per share and the market price per share at the date of the agreement of sale:

During the period covered by this Certificate of Notification, WGL Holdings issued no common stock. Further, there were no public issuances of previously unissued stock by WGL Holdings during that period.

(b)	The total number of shares of common stock issued or issuable under options granted during the quarter under any stock plan or otherwise.

During the period covered by this Certificate of Notification, WGL Holdings or its subsidiaries did not issue any shares of Common Stock under options granted during the quarter under any stock plan or otherwise.

(c)	If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value of the company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

During the period covered by this Certificate, WGL Holdings or its subsidiaries issued no such common stock.

(d)	The amount and terms of long-term debt, preferred stock, or other forms of preferred or equity linked securities issued directly or indirectly under the Order during the quarter by WGL Holdings:

During the period covered by this Certificate, no long-term debt, preferred stock or other forms of preferred or equity linked securities were issued directly or indirectly by WGL Holdings.

(e)	The amount and terms of any short-term debt issued by WGL Holdings or Washington Gas Light Company during the quarter:

During the period covered by this Certificate, WGL Holdings issued commercial paper with maturities ranging from 1 to 90 days at discount interest rates ranging from 1.10% to 1.17%. During the period covered by this Certificate, the maximum principal balance of such commercial paper outstanding at any time was $119,258,602.

During the period covered by this Certificate, Washington Gas Light Company issued commercial paper with maturities ranging from 1 to 7 days at discount interest rates ranging from 1.08% to 1.12%. During the period covered by this Certificate, the maximum principal balance of such commercial paper outstanding at any time was $106,145,641.

WGL Holdings and its subsidiaries have established a Money Pool to fund participants’ short-term cash requirements. The following table summarizes the activity by Money Pool participants during the period covered by this Certificate:

	MAXIMUM	MAXIMUM
COMPANY	DEPOSIT ($)	BORROWING ($)

WGL Holdings, Inc.	94,473,031

Hampshire Gas Company	1,816,230

Crab Run Gas Company	1,898,341

Brandywood Estates, Inc.	5,034,666

Washington Gas Energy Services, Inc.		110,513,971

Washington Gas Credit Corporation		1,730,359

Washington Gas Consumer Services, Inc.		255,511

Washington Gas Energy Systems, Inc.	8,743,824

Washington Gas Resources Corp.		349,966

American Combustion Industries, Inc.		4,157,235

WG Maritime Plaza 1, Inc.	6,765,663

The average interest rate for Money Pool transactions was 1.15% during the period covered by this Certificate.

(f)	The name of the guarantor and the beneficiary of any WGL Holdings guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee:

During the period covered by this Certificate, WGL Holdings made the following guarantees on behalf of its subsidiary, Washington Gas Energy Services, Inc., to guarantee that subsidiary’s energy purchases.

EFFECTIVE	TERMINATION
DATE	DATE	AMOUNT

03/15/04	Open	$2,000,000

03/29/04	Open	$10,000,000

01/29/04 (a)	Open	$8,000,000

01/08/04	Open	$8,000,000

01/29/04 (b)	Open	$17,000,000

(a)	This instrument represents a modification to an existing agreement that increased the guarantee from $5 million to $8 million.

(b)	This instrument represents a modification to an existing agreement that increased the guarantee from $15 million to $17 million.

At no time during the current period has the amount of guarantees issued by WGL Holdings exceeded $400 million nor have any of the guarantees of non-utility subsidiaries exceeded $200 million.

(g)	The amount and terms of any financings consummated by any non-utility subsidiary during the quarter that are not exempt under Rule 52:

During the period covered by this Certificate, no financings were consummated by a non-utility subsidiary of WGL Holdings that were not exempt under Rule 52.

(h)	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments:

During the period covered by this Certificate of Notification, WGL Holdings did not enter into interest rate hedges or anticipatory hedges.

(i)	The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

During the period covered by this Certificate, neither WGL Holdings nor its subsidiaries made investments in any new Intermediate or Financing Subsidiaries.

(j)	A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

During the period covered by this Certificate, WGL Holdings filed no Form U-6B-2 statements with the Commission.

(k)	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including WGL Holdings, that has engaged in any jurisdictional financing transactions during the quarter.

See SEC Form 10-Q for the fiscal quarter ended March 31, 2004 which was filed on May 17, 2004 by WGL Holdings and Washington Gas Light Company as co-registrants. This SEC Form 10-Q contains the consolidated balance sheets of WGL Holdings and Washington Gas Light Company, and is incorporated herein by reference.

None of WGL Holdings’ non-utility subsidiaries entered into jurisdictional financing transactions during the current quarter.

(l)	Formation of new investments in existing Intermediate or Financing subsidiaries:

There were no Intermediate or Financing subsidiaries formed during this period.

Exhibits  (submitted pursuant to the Instructions as to Exhibits to Form U-1 and Rule 24)

Exhibit F(2) — Past Tense Opinion of Counsel

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

WGL Holdings, Inc.
By:	/s/Mark P. O'Flynn
Mark P. O'Flynn
Controller

Date: May 28, 2004